March 6, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: H. Christopher Owings

Re:	Boardwalk Pipeline Partners, LP Comment Letter dated February 27, 2009 Form 10-K for the fiscal year ended December 31, 2007, filed February 26, 2008, and
Forms 10-Q for the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, filed April 29, 2008, July 29, 2008 and October 28, 2008 File No. 001-32665

VIA EDGAR FILING AND FACSIMILE TRANSMISSION – 202-772-9202

Dear Mr. Owings:

This letter sets forth the responses of Boardwalk Pipeline Partners, LP a Delaware limited partnership (the “Registrant” or the “Company”), to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission by the letter (the “Comment Letter”) dated February 27, 2009, concerning the Company’s Form 10-K for the fiscal year ended December 31, 2007, and Forms 10-Q for the fiscal quarters ended March 31, 2008, June 30, 2008, and September 30, 2008, (File No. 001-32665).  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
  We note your response to comment three from our letter dated February 18, 2009.  We note that on page 6 of your letter dated February 24, 2009, under the caption “Credit and Capital Markets Disruption” that you have fully borrowed against your credit facility and that you may need to have additional debt and equity offerings to fund your growth capital expenditures and working capital needs during 2009.  In the final paragraph on page four of your letter you state that approximately 17% of your firm contract load is due to expire on or before December 31, 2009.  Please discuss generally how you will remain liquid in light of your expected capital expenditures, uncertainties in the credit markets, that you have fully borrowed against your credit facility and you face a potential reduction in operating revenues due to your need to remarket capacity due to contract expirations.

Response:  The Registrant filed its Annual Report on Form 10-K for the year ended December 31, 2008, (the “2008 Form 10-K”) with the Commission on February 24, 2009.  The Registrant believes that it has adequately addressed liquidity considerations, including those noted above, in the 2008 Form 10-K.

9 Greenway Plaza, Suite 2800 Houston, Texas 77046   713.479.8000

Mr. H. Christopher Owings
United States Securities and Exchange Commission
Re:  Boardwalk Pipeline Partners, LP
March 6, 2009

In the 2008 Form 10-K under the caption, Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources, the Registrant states that it and its subsidiaries use funds from operations to fund operating activities, maintenance capital expenditures, debt service and distributions to unitholders.  In Management’s Discussion and Analysis of Financial Condition and Results of Operations – Factors that Impact our Results of Operations, the Registrant discloses that 17% of its firm contract load, excluding agreements associated with expansion projects not yet in service, will expire in 2009 because this creates uncertainty in its future revenues and earnings.  However, the Registrant does not believe that contract renewals will be material to its liquidity during the next 12 months.  This level of contract turnover reflects the normal contracting cycles in the interstate natural gas pipeline business.  The Registrant monitors future contract expiration dates and works regularly to renew or re-market expiring contract capacity.  As noted in the 2008 Form 10-K, the Registrant has been successful in managing its portfolio of contracts in the past and does not expect the results of its 2009 re-contracting to be materially adverse, though it is a risk as stated therein.  Please see also, Risk Factors – Capacity leaving our Lebanon, Ohio terminus is limited, and Risk Factors – We may not be able to maintain or replace expiring gas transportation and storage contracts at favorable rates.

In Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Expansion Capital Expenditures in the 2008 Form 10-K, the Registrant states that expansion capital expenditures are funded with proceeds from sales of debt and equity securities, borrowings under its revolving credit facility and cash from operations. It further states that it believes it will need approximately $500 million of additional capital to fund the remaining costs of its expansion projects and that, to the extent such funds are not available from public markets on acceptable terms, its largest unit holder, Loews Corporation, has indicated that it will provide the needed funds. As a result, the Registrant believes that, notwithstanding the limited availability of borrowing capacity under its revolving credit facility at this time and the ongoing capital markets and credit crises, it has access to adequate capital to fund its current expansion capital expenditures.

2.
We also note the discussion you have provided regarding the reduction of operating pressure on your East Texas Pipeline and your indication that you cannot determine at this time the amount of costs you will incur or when you might raise operating pressures.  Please discuss the importance of this pipeline to your overall operations and in particular, the percentage of your revenues that this pipeline represents on a yearly basis.  Please also discuss the impact the reduced operating pressures on this pipeline will have on your revenues and, when you know, please confirm that you will discuss the timing and costs associated with repairs to this pipeline.

Response: As described in the 2008 Form 10-K, and included in the Registrant’s response letter to the Staff dated February 24, 2009, the East Texas Pipeline is a segment of the Registrant’s Gulf South pipeline system. The East Texas Pipeline is integrated into the Gulf South system and the Registrant does not separately publicly disclose the revenues of the East Texas Pipeline.  In addition, the Registrant has not provided guidance as to its 2009 revenues or earnings, nor has it disclosed the expected future revenues or earnings to be generated by the East Texas Pipeline or any of its other expansion pipelines.

Due to the uncertainties discussed in the 2008 Form 10-K related to the operating pressures at which the East Texas Pipeline and the Registrant’s other expansion pipelines may operate during 2009, the potential need to shut down the East Texas Pipeline or other pipelines to remediate anomalies in the pipe and the cost of any such remediation, the Registrant is not able to predict the impact these issues may have on its revenues. The Registrant does, however, disclose the risks to its future revenues and cash flows as a result of these matters.  Please see Risk Factors – A portion of the expected maximum daily capacity of our pipeline expansion projects is contingent on our receiving and maintaining authority from PHMSA to operate at higher operating pressures in the 2008 Form 10-K.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
Re:  Boardwalk Pipeline Partners, LP
March 6, 2009

Until the Registrant completes its investigation and determines any necessary remediation, the ultimate financial impacts of this issue are not determinable.  In its future filings, to the extent material and known or quantifiable, the Registrant will disclose any revenue impacts to the reporting period related to these issues, costs incurred repairing or remediating pipelines, the expected timing of remediation and progress in receiving authority from PHMSA to operate the pipeline at higher operating pressures.

*  *  *

Mr. H. Christopher Owings
United States Securities and Exchange Commission
Re:  Boardwalk Pipeline Partners, LP
March 6, 2009

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Although the Company is, of course, amenable to enhancing its disclosures in the context of the Comment letter and the Staff’s follow-up comments, if any, these responses should not be considered an indication that the Company believes any disclosures in the captioned Form 10-K and Form 10-Q filings were inadequate or incorrect in any material aspect.

If you have any questions or further comments, please feel free to contact me at 713-479-8082 via phone or 713-479-1990 via fax.

Very truly yours,

By:	/s/ Jamie L. Buskill
Senior Vice President and Chief Financial Officer